 Via EDGAR

July 29, 2015

Cecilia Blye
Chief, Office of Global Security Risk
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                  Cummins Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 17, 2014
File No. 1-04949

Dear Ms. Blye:

On behalf of Cummins Inc., an Indiana corporation (the “Company” or “Cummins”), please find below the Company’s responses to the comments of the Securities and Exchange Commission (the “Commission”) as set forth in your comment letter of June 22, 2015. As requested, we are providing information relating to the Company’s contacts with Syria and Sudan since June 13, 2012 (the “Response Period”)

For your convenience, the numbers of the responses set forth below correspond to the numbers in your comment letter and we have identified your numbered comments in italics followed by the Company’s responses.

Company Background

The Company designs, manufactures, distributes and services diesel and natural gas engines, electric power generation systems and engine-related component products, including filtration and exhaust aftertreatment, fuel systems, controls and air handling systems. Cummins sells its products to original equipment manufacturers (“OEMs”), distributors and other customers worldwide. Cummins serves customers through a network of more than 600 company-owned and independent distributor locations and approximately 6,500 dealer locations in more than 190 countries and territories. The Company also does business through foreign subsidiaries and joint venture partnerships.

Cummins Inc.
251 N. Illinois Street
Suite 700
Indianapolis, IN  64204 USA
Phone 317 610 4200
Fax 317 610 4801
cummins.com

Cecilia Blye July 29, 2015 Page 2

The Company follows all U.S. export control laws, including the regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control, the U.S. Commerce Department’s Bureau of Industry and Security and the U.S Department of State’s Directorate of Defense Trade Controls. As the Commission knows, these laws generally prohibit sales of products or services with greater than de minimis U.S. content or with U.S. person involvement to countries subject to comprehensive embargoes. These laws also provide some limited exceptions to the general prohibitions.

To implement compliance with these laws, Cummins maintains an export control policy and compliance program. Among other things, the Company’s policy requires the Cummins Law Department to review foreign subsidiaries’ transactions destined for embargoed countries and the Company screens customers to make sure no products are destined for denied parties.

As a result of these legal restrictions, the Company’s policy, and the Company’s compliance program, sales to embargoed countries, as discussed below, are very limited and are not material. It should be noted, however, that because the Company’s products are typically sold to large OEMs that incorporate its products into vehicles and power generators, it is possible for Cummins’ products to end up in these countries without the knowledge of Cummins.

1.           In your letter to us dated June 13, 2012, you discussed contacts with Syria and Sudan. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Syria and Sudan since your 2012 letter, whether through subsidiaries, affiliates, distributors, resellers, joint ventures or other direct or indirect arrangements. You should describe any products, components, technologies or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Where the Company has control over its affiliates, subsidiaries and joint ventures, it reviews compliance with applicable laws and Cummins’ export control policy and compliance programs by those entities as discussed above.  Also noted above, because the Company’s joint venture partners are typically large OEMs established under, and subject to, their own countries’ laws and their own policies, it is possible that products sold by joint venture partners that incorporate Cummins’ products may end up in embargoed countries without the knowledge of the Company.

Cecilia Blye July 29, 2015 Page 3

The Company does not have any employees or facilities in Syria or Sudan. The Company is not aware of any agreements, commercial arrangements or other contracts between Cummins and the governments of Syria or Sudan or with entities that it believes are controlled by these governments.

The Company’s very limited business contacts with each country are discussed separately below. The Company does not consider these contacts, either individually or in the aggregate, to be material for purposes of the Commission’s disclosure requirements.

Syria

Cummins complies strictly with the applicable export control laws and economic sanctions related to Syria. As the Commission knows, U.S. law permits foreign subsidiaries of a U.S. company to sell to Syrian customers commercial products or services that are not subject to U.S. jurisdiction provided there is no facilitation or prohibited participation in the transactions by U.S. persons. In accordance with Cummins’ policy, these transactions must be reviewed by the Cummins Law Department in Europe for compliance with U.S. law and with the Company’s policy.

Sales of Cummins products in Syria are negligible. In 2013, 2014 and to date in 2015, there were no sales of product or services to customers in Syria. In 2012, there was an instance of service in Germany to engines from applications owned by the United Nations in Syria that was reviewed in compliance with applicable laws and Cummins policy.

Sudan

Cummins complies strictly with the applicable export control laws and economic sanctions related to Sudan. As the Commission knows, U.S. law permits foreign subsidiaries of a U.S. company to sell to Sudanese customers commercial products or services that are not subject to U.S. jurisdiction provided there is no facilitation or prohibited participation in the transactions by U.S. persons. In accordance with Cummins’ policy, these transactions must be reviewed by the Cummins Law Department in Europe for compliance with U.S. law and with the Company’s policy.

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Sales of Cummins products to Sudan are negligible. The Company made only one sale in each of the three years of the Response Period relating to end-users in Sudan. In 2012, the Company made one sale of generators to power equipment present in Sudan subject to the customer’s OFAC license. In 2013, the Company sold engines to power ten buses to transport United Nations Security Forces. In 2014, the Company shipped generator spare parts in support of the United Nations. Each transaction was reviewed in accordance with Company policy.

2.           Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Company sales to Syria and Sudan combined have constituted approximately 0.007% of the Company’s sales during the Response Period. Cummins does not consider this amount of business to be material to a reasonable investor.

Additionally, Cummins does not believe that its limited business contacts with these countries would be an issue of concern to a reasonable investor when making investment decisions. Cummins devotes significant resources to ensure that all employees are aware of the Company’s expectations for ethical business practices and that all sales are in compliance with U.S. laws. Cummins believes that its focus on compliance with the law and Company policy would reassure the reasonable investor about its sales and minimize the chances for any reputational harm or negative impact on share value.

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The Company is familiar with the concerns expressed by members of the investment community regarding the conduct of business in embargoed countries and has discussed these concerns with investors on the occasions when they are raised. The Company will continue to do so.

As requested in the Commission’s letter, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to respond to the Commission’s comments and the Commission’s assistance with the Company’s compliance with applicable disclosure requirements. If the Commission has any questions or comments regarding our responses, please contact me at 317.610.4173.

Sincerely,

/s/ Sharon Barner

Sharon Barner
Vice President and General Counsel